SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras RELEASES SECOND QUARTER 2004 RESULTS
(Rio de Janeiro – August 13, 2004) – PETRÓLEO BRASILEIRO S.A. – Petrobras releases today its consolidated results expressed in million of reais according to Brazilian GAAP.

Petrobras reported consolidated net income of R$ 3.835 million in the second quarter of 2004 (2Q-2004), which was virtually stable in relation to the same quarter of the previous year (R$ 3.827 million). Consolidated net operating revenues in 2Q-2004 were R$ 27.223 million, reflecting the higher operating cash flow in the period (R$ 6.897 million, 23% above that of 2Q-2003). The Company’s market value was R$ 90.094 million on June 30, 2004, 53% greater than during the same period of the previous year.

  Net income in 2Q-2004, when compared with net income in 2Q-2003, reflects the lower net financial result, motivated by the higher exchange rate expenses on financing (6.8% depreciation of the real against the U.S. dollar in 2Q-2004, against an appreciation of 14.3% in 2Q-2003), the higher expenses related to importing oil and natural gas due to the increase in volumes acquired and international prices, higher expenses related to production of oil products, owing to lower production of domestic oil and increased share of imported oil in the mix of total processing, and the higher expenses related to third-party services, mainly in ocean and aerial transport, and for technical restoration and maintenance services on wells, exploratory drilling rigs and special ships.

These effects were offset by the foreign exchange gain over the investments abroad, by the larger number of volumes sold in the domestic and international markets, by the increase in international prices on export revenues, by the higher prices of oil products in the domestic market granted on June 15, 2004, compared to the reduction in April 2003, and by the reduced import of oil products.

  Consolidated gross sales in 2Q-2004 were R$ 37.602 million and net operating revenues were R$ 27.223 million. In 2Q-2003, gross and net sales were R$ 32.471 million and R$ 23.391 million, respectively.

  In 2Q-2004, total production of oil, NGL and natural gas fell nearly 8% when compared to the same period of the previous year, reaching a quarterly average of 1,986 thousand barrels of oil equivalent per day, due mainly to the scheduled stoppages on platforms of production. The production of oil and NGL in the country averaged 1,461 thousand bpd, with 80% coming from Bacia de Campos (1,172 thousand bpd). Production of oil products in the country in 2Q-2004 increased 4% in relation to 2Q-2003, reaching an 84% nominal capacity utilization rate at refineries.

  Petrobras’ net debt on June 30, 2004 was R$ 43.206 million, a 13% increase over March 31, 2004, due to the reduced cash and cash equivalents within the Petrobras group, a function of the R$ 2.358 million payment in May 2004 of the complement to the dividends for fiscal year 2003, plus the exchange rate effect on dollar-linked financing (6.8% depreciation of the real compared to March 31, 2004).

  In 1H-2004, Petrobras invested R$ 8.555 million, mainly in the development of its oil and natural gas production capacity (70% of direct investment in the country and 67% of total investments). These values do not include investments made via off balance sheet SPEs (Special Purpose Entities), which totalled approximately R$ 389 million.

  The value added by the Petrobras group in 1H-2004 was R$ 46.374 million (R$ 40.350 million in 1H-2003) because of the income achieved in the semester, provided an economic contribution to the country – through the generation of taxes, duties, social contribution and government participation – of R$ 28.821 million (R$ 27.721 million in 1H-2003), added shareholder value of R$ 7.871 million (R$ 10.202 million in 1H-2003), and record of interest, exchange rate effect, expenses related to rent and freight, with financial institutions and suppliers in the amount of R$ 6.727 million (R$ 61 million in 1H-2003).

  On June 30, 2004, the Company’s market value was R$ 90.094 million corresponding to a 53% increase over June 30, 2003, which represented 150% of Petrobras’ net equity (R$ 59.968 million).

This document is divided into 5 areas:

Petrobras group	Index	Petrobras	Index
Financial Performance	3	Financial Statements	27
Operating Performance	4
Financial Statements	14
Appendices	22

Petrobras group

A Word from the President, Mr. José Eduardo de Barros Dutra

Over the last years, Petrobras has built a unique combination of assets and human resources, which have resulted in a significant return for its shareholders. In this quarter, once again Petrobras has obtained the significant result reaching R$ 3.835 million (R$ 7.807 million in 1H-2004).

Despite the extreme volatility in the prices of oil and oil products in the international market, the Company could administer its pricing policy such that we obtained in the 2Q-2004 an operational cash generation of R$ 6.897 million, a result which is 5% higher than in the same period of 2003, and 38% higher than the result of 1Q-2004. In the semester, operational cash generation was R$ 11.902 million.

In the Exploration and Production area, we would like to highlight the start of production of the Complementary System of Module 1 in the Marlim Sul field, through the FPSO Marlim Sul unit, which, when fully productive, will have the capacity to process up to 100,000 barrels of oil per day.

Of note is the preliminary agreement signed by Petrobras and Halliburton/KBR on April 19, establishing contractual marks and penalties to create the best conditions for conclusion of work on units P-43 and P-48, both related to the Barracuda-Caratinga project. Petrobras continues its efforts with KBR to minimize the impacts of delays on the delivery of units, in order to keep the production start date of the two units in 2004.

In the downstream segment (Supply), the news is regarding the necessary realignment of gasoline and diesel prices, the main products commercialized by Petrobras in Brazil, in order to reflect the price variations of the products in the international market. These increases and the realignment of the other products commercialized by the Company seek to preserve the profitability of the Company’s operations, while respecting local consumers and guaranteeing our participation in the fuel market.

Our international activities were marked by two very relevant events in this quarter: the signature of the Memorandum of Understanding to begin exploratory activity in Colombian waters, and the discovery of hydrocarbons in deep waters in the central part of the Gulf of Mexico in the United States.

We also could not omit commenting on the acquisition of Agip do Brasil S.A. by BR Distribuidora. This acquisition will increase our participation in the LPG distribution segment, and will consolidate our presence in the automotive fuel distribution market in determined regions of the country.

Also of extreme importance was the approval of the Strategic Plan – Petrobras 2015 by our Board of Directors, which includes the Business Plan for 2004-2010. This Plan consolidates the Company’s strategy of seeking the leadership position in the areas of oil, natural gas and oil products in Latin America, acting in a safe and profitable manner, with social and environmental responsibility, as an integrated energy company with selective expansion in petrochemicals and international activities.

It is this continuous and well-focused work that has allowed Petrobras, quarter by quarter, to present very significant results, both in the financial as well as in the operating arenas, exceeding goals and meeting challenges, contributing in an unparalleled way to the development and quality of life in the regions in which it is present, whether in Brazil or abroad.

Petrobras group	Financial Performance

Net Income and Consolidated Economic Indicators

Petrobras, its subsidiaries and controlled companies, reported consolidated net income of R$ 7.807 million in 1H-2004, a 17% reduction in relation to the net income in 1H-2003.

R$ Million
	Second Quarter				First Half
1Q-2004	2004	2003	Δ %		2004	2003	Δ %
32,654	37,602	32,471	16	Gross Operating Revenue	70,256	65,836	7
23,212	27,223	23,391	16	Net Operating Revenue	50,435	47,891	5
7,197	7,136	6,614	8	Operating Profit (1)	14,333	15,103	(5)
(730)	(1,215)	1,535	(179)	Financial Result	(1,945)	2,238	(187)
3,972	3,835	3,827	-	Net Income for the Period	7,807	9,372	(17)
3.62	3.50	3.49	-	Net Income per Share	7.12	8.55	(17)
101,142	90,094	58,950	53	Market Value (Parent Company)	90,094	58,950	53
44	41	44	(3)	Gross Margin (%)	42	46	(4)
31	26	28	(2)	Operating Margin (%)	28	32	(4)
17	14	16	(2)	Net Margin (%)	15	20	(5)
8,609	8,752	8,039	9	EBITDA – R$ million (2)	17,361	17,448	(0)
				Financial and Economic Indicators
31,95	35,36	26,53	33	Brent (US$/bbl)	33,66	29,02	16
2.8985	3.0429	2.9810	2	US Dollar Average Price - Sale(R$)	2.9707	3.2355	(8)
2.9086	3.1075	2.8720	8	US Dollar Last Price - Sale(R$)	3.1075	2.8720	8

(1)	Income before financial revenues and expenses, equity income and taxes.
(2)	Operating income before financial result and equity income + depreciation/amortization/well abandonment.

Petrobras group	Operation Performance

The principal factors that contributed to the reduction of the consolidated net income in the first half of 2004 (1H-2004) in relation to the first half of 2003 (1H-2003) were:

  R$ 835 million reduction in gross income. mainly due to:

R$ Million
	Net Revenues	Cost of Goods Sold	Gross Income
• Increase in volumes sold in domestic market	1,723	(888)	835
• Reduction of by-product prices in domestic market in April 2003, net of the price increase in June 2004	(1,774)	-	(1,774)
• Effect of exchange rate on revenues and costs of controlled companies abroad	1,041	(867)	174
• Reduction of exports:	(417)	191	(226)
- Reduction in volumes sold	(337)	191	(146)
- Price reduction	(80)		(80)
• Increase in import costs, mainly oil	-	(1,566)	(1,566)
• Reduction in expenses with government participation in the country, with third parties in consortiums, and with structured projects	-	1,496	1,496
• Increase in production costs in International Units	-	(80)	(80)

  Reduction in net financial result, because of the effect of the real’s depreciation against the U.S. dollar over the balance of the debts and accounts receivable in foreign currency (7,56% in 1H-2004 and 18,7% of real’s appreciation in the 1H-2003), which, discounting the foreign exchange gain on net equity of subsidiaries abroad, resulted in R$ 2.106 million less in net income.

  Increased tax expenses (R$ 313 million) due to the new calculation base for PASEP/COFINS coming into effect, which now considers imports of goods and services.

  Increase in general and administrative expenses (R$ 257 million), mainly because of higher personnel expenses, due to the Collective Bargaining Agreement 2004/2003, to the increase in the number of employees working within the Petrobras group, plus the increase on expenses of the 2003 actuarial revision on the pension and health plans.

  Increase in sales expenses (R$ 249 million), due to the greater number of volumes sold during the period.

  As a consequence of the reduction of the income of 1H-2004 in relation to the 1H-2003, the expenses with income tax and social contribution reduced to R$735 million in the period.

  These effects were partially offset by recognition in the first half of 2003 of the adjusted market value of the turbines that were initially slated for use in the thermoelectric plants of Canoas, Ibiritermo, Baixada Santista, Três Lagoas and Piratininga (R$ 330 million), and the R$ 708 million complement to the provision for losses on financial exposure in the contracts with thermoelectric plants.

	Second Quarter				First Half
1Q-2004	2004	2003	Δ %		2004	2003	Δ %
Exploration & Production - Thousand bpd
1,643	1,630	1,782	(9)	Oil and NGL Production	1,637	1,698	(4)
1,475	1,461	1,512	(3)	Domestic	1,468	1,543	(5)
168	169	270	(37)	International	169	155	9
168	169	163	4	International - Pro Forma (2)	169	155	9
353	356	373	(5)	Natural Gas Production (1)	355	328	8
261	262	242	8	Domestic	262	245	7
92	94	131	(28)	International	93	83	12
92	94	86	9	International - Pro Forma (2)	93	83	12

1,996	1,986	2,155	(8)	Total Production	1,992	2,026	(2)

(1) Does not include liquid gas and includes reinjected gas
(2) Includes 2Q-2003 pro-forma information for PEPSA and PELSA

Average Sales Price - US$ por bbl / mcf
				Oil (US$/bbl)
29.53	32.88	25.21	30	Brazil(3)	31.17	27.56	13
25.58	24.37	21.81	12	International	24.97	22.72	10
				Natural Gas (US$/mcf)
1.89	1.90	1.81	5	Brazil(4)	1.90	1.69	12
1.16	1.15	1.02	13	International	1.16	1.15	1

(3) Average of the exports and the internal transfer prices of E&P and supply.
(4) Internal transfer prices of E&P and Gas & Energy.

Refining, Transport and Supply - Thousands bpd
417	493	269	83	Crude Oil Imports	455	295	54
74	62	127	(51)	Oil Product Imports	68	119	(43)
105	128	95	35	Import of Gas, Alcohol and Others	116	84	38
191	189	203	(7)	Crude Oil Exports	190	214	(11)
196	266	230	16	Oil Product Exports	230	228	1
4	6	7	(14)	Fertilizer and Other Exports	5	5	-

205	222	51	331	Net Imports	214	51	319
1,825	1,766	1,720	3	Output of Oil Products	1,796	1,704	5
1,726	1,670	1,605	4	• Brazil	1,698	1,614	5
99	96	115	(17)	• International	98	90	9
99	96	94	2	• International - Pro - Forma (2)	98	90	9
2,106	2,125	2,085	2	Primary Processed Installed Capacity	2,125	2,085	2
1,977	1,996	1,956	2	• Brazil	1,996	1,956	2
129	129	129	-	• International	129	129	-
129	129	129	-	• International - Pro - Forma (2)	129	129	-
				Use of Installed Capacity
87	84	83	1	• Brazil	86	83	3
75	74	92	(18)	• International	74	71	3
75	74	74		• International - Pro Forma(2)	74	71	3
77	73	82	(9)	Domestic Crude as % of Total Feedstock Processed	75	81	(6)
Costs - US$/barrel
				Lifting Costs:
				• Brazil
4.22	4.09	3.33	23	• • without government participation	4.16	3.08	35
9.65	10.02	8.05	24	• • with government participation	9.83	8.25	19
2.45	2.50	2.38	5	• International	2.47	2.32	6
2.45	2.50	2.39	5	• International Pro - Forma(2)	2.47	2.32	6
				Refining Cost
1.30	1.21	1.07	13	• Brazil	1.25	0.98	28
1.17	1.27	1.28	(1)	• International	1.22	1.10	11
1.17	1.27	1.11	14	• International - Pro - Forma (2)	1.22	1.10	11
204	215	155	39	Overhead in US$ million (5)	419	293	43

(2) Includes 2Q-2003 pro-forma information for PEPSA and PELSA
(5) In order to make the "Corporate Overhead" indicator more meaningful in its management model, the Company reviewed its components, and recalculated for previous periods.

	Second Quarter				First Half
1Q-2004	2004	2003	Δ %		2004	2003	Δ %
Sales Volume - Thousands bpd
1,489	1,565	1,478	1	Total Oil Products	1,527	1,480	3
28	26	27	(4)	Alcohol, Nitrogen and Others	27	27	-
211	235	174	35	Natural Gas	223	161	39

1,728	1,826	1,679	9	Total Domestic Market	1,777	1,668	7
430	450	417	8	Distribution	440	423	4
(386)	(396)	(372)	6	Intercompany Sales	(391)	(383)	2

1,772	1,880	1,724	9	Total International Market	1,826	1,708	7
391	461	440	5	Exports	425	449	(5)
382	460	389	18	International Sales	425	250	70

773	921	829	11	Total International Market	850	699	22

2,545	2,801	2,553	10	Total	2,676	2,407	11
382	460	278	65	International Sales - Pro-Forma (2)	425	250	70

(2)	Includes 2Q-2003 pro-forma information for PEPSA and PELSA

Exploration and Production (Thousands bpd)

In 2Q-2004, the production of domestic oil and NGL fell 1% in relation to the production in 1Q-2004. This was principally due to the maintenance stoppages on platforms in the fields of Roncador, Linguado, Pampo and Enchova, during the month of May and part of June.

Production of domestic oil and NGL in 1H-2004 fell 5% in relation to 1H-2003, because of the interruption in production of DP-Seillean in the Jubarte field for scheduled inspections of the shut-down of a well, located in the Marlim Sul and Voador fields, of the high production of water and sand; of the temporary shut-down of a well in Marlim Sul; of the scheduled stoppage of FPSO-Brasil (Roncador) for maintenance on the flare; of the decreased production on platform (Marlim Sul) due to the increase of the production of water and limitation of oil processing at the plant; of the shut-down of some wells at platform in Albacora for maintenance on the turbo-compressors; and of the scheduled stoppage on platforms in Linguado, Pampo and Enchova.

International production of oil and gas in 2Q-2004 remained virtually stable in relation to 1Q-2004, with a 1% increase. This was mainly due to the increased production of natural gas in Bolivia, a reflection of the demand in the Brazilian market, and the start of the contract for sale of Bolivian gas to Argentina since June 2004. These items were partially offset by the declining curve at mature fields in the United States.

International production of oil and gas in 1H-2004 increased 10% over 1H-2003, due to the increased production of Bolivian gas. This is a reflection of demand in the Brazilian market and regularization of PEPSA’s production in Venezuela, which was compromised in January and February of 2003 because of a strike there.

Refining, Transport and Supply (Thousands bpd)

The load processed (primary processing) by refineries in the country increased 6% in 1H-2004 in relation to 1H-2003, due to the modernization and expansion of the refining units at RLAM, REVAP, REGAP and REPLAN that took place in 2003. This reflects better performance in 2004, which allowed the recomposition of the level of oil by-product stocks that were used during the scheduled stoppages that occurred in the semester, as well as establishing adequate stocks for future scheduled stoppages.

Costs

Lifting Cost (US$/barrel)

The 3% decrease in the 2Q-2004 unit lifting cost in the country without government participation (US$ 4.09/bbl) in relation to 1Q-2004, is mainly due to the reduction in expenses for demurrage of ships used for transport of production, and normalization of expenses related to payment for shift overtime hours set forth in the Collective Bargaining Agreement, concentrated in 1Q-2004. Part of the reduction was offset by higher expenses related to technical services realized in the Marlim field and others, to activities of restoration and intervention at wells, undersea operations and inspections.

The unit lifting cost in the country without government participation in 1H-2004 rose 35% over 1H-2003, due mainly to higher expenses with technical services for restoration and maintenance of wells, and drilling and special boats in the Campos Basin. Prices were bouyed by international oil prices, and also by materials because of the higher consumption of chemical products and with maintenance services at ocean terminals, transport lines and installations associated with the Company’s environmental programs, and with ocean and aerial transport in the operational support furnished for production. Other contributing factors were higher personnel expenses related to payment of the difference in shift overtime hours as set forth in the Collective Bargaining Agreement, the increase in the workforce and the revision of actuarial calculations for health benefits and future retirements.

In 1H-2004, the unit lifting cost in the country considering the governmental participation grew 19% over 1H-2003, due to the increased operating expenses already mentioned. These were offset by the 5% reduction in production, principally at the Marlim and Marlim Sul oil fields, which have a higher rate of incidence of Special Participation. In comparison to 1Q-2004, the lifting cost in the country in 2Q-2004 considering the government participation grew 4%, motivated by the increased reference price for domestic oil.

In 2Q-2004, the international unit lifting cost rose 2% in relation to 1Q-2004, mainly because of the higher gas compression costs in Argentina, the expenses for third-party services in Colombia, and expenses related to intervention at wells in Angola. These items were partially offset by the 1% depreciation of the Argentine peso against the U.S. dollar, considering the average rates during those periods.

In 1H-2004, the international unit lifting cost rose 6% over 1H-2003, due to the increased expenses in Angola and in Cerri field in Argentina. This reflected the increased rates of service providers, as well as the effect of the 2% appreciation of the Argentine peso against the U.S. dollar, considering the average rates during those periods.

Refining Cost (US$/barrel)

In comparison to 1Q-2004, the operating cost of refining in the country in 2Q-2004 fell 7% because of the lower personnel expenses arising from normalization of expenses with payment of shift overtime hours concentrated in 1Q-2004, and reduction of scheduled expenses related to future stoppages at industrial units, at REDUC and REVAP. Part of that reduction was offset by the increased expenses for third-party services, by the unscheduled stoppage at the oil by-product catalytic cracking unit and maintenance on the turbo generator at RLAM, and by the public services, expenses related to electricity and others at the REDUC, REGAP and RPBC refineries.

The unit cost of refining in the country in 1H-2004 increased 28% over 1H-2003, due to increased personnel expenses related to payment of the difference of shift overtime hours set forth in the Collective Bargaining Agreement, to the increased workforce and to the revision in the actuarial calculations of health benefits and future retirements, as well as the increase in costs scheduled for future stoppages at the RPBC, REDUC, REPLAN and REPAR refining units, and to third-party services, mainly for corrective maintenance at REPLAN and RLAM.

The average cost of international refining in 2Q-2004 increased 9% over 1Q-2004, due mainly to realization of expenses related to the maintenance stoppage at the San Lourenzo refinery in Argentina. This was partially offset by the 1% devaluation of the Argentine peso against the U.S. dollar, considering the average rates in those periods.

The average unit cost of international refining in 1H-2004 increased 11% over 1H-2003, due basically to the higher expenses related to the salary revision and maintenance at the refineries in Argentina, and to the effect of the 2% appreciation of the Argentine peso against the U.S. dollar, considering the average rates in those periods.

Overhead (US$ million)

The 5% increase in overhead in 2Q-2004, in comparison to 1Q-2004, is mainly due to expenses for publicity, institutional propaganda, cultural and sports sponsorships, and agreements related to the “Fome Zero”Program.

The 43% increase in overhead (1) expenses in 1H-2004 in relation to 1H-2003, is due to the increase in the expenses arised from the revision of the actuarial calculation of the expenses provisioned for the Health Plan (AMS) of retirees and pensioners, expenses for contracted services linked to the maintainance of the software licenses for the integrated management system – SAP/R3, and publicity and institutional propaganda and others.

Sales Volume (Thousands bpd)

The oil products sales volume rose 3% in the domestic market in 1H-2004, in relation to the same period of the previous year, we can point the rise in the sales of diesel oil, gasoline, naphtha and LPG. This was partially offset by the reduced sales of fuel oil. The retraction in consumption of fuel oil in 1H-2004 over 1H-2003, is because of the strong competition of substitute products, such as coal, coke, biomass, wood and, in greater proportion, natural gas.

Consolidated Statement of Results by Business Area

Result by Segment Area R$ million (1)
Second Quarter					First Half
1Q-2004	2004	2003	Δ %		2004	2003	Δ %
						(3)
3,610	4,239	3,252	30	EXPLORATION & PRODUCTION	7,849	8,869	(12)
1,035	406	1,258	(68)	SUPPLY	1,441	2,722	(47)
(39)	(23)	(123)	(81)	GAS & ENERGY	(62)	(458)	(86)
106	141	99	42	DISTRIBUTION	247	203	22
157	105	722	(85)	INTERNATIONAL(2)	262	887	(70)
(1,020)	(940)	(1,756)	(46)	CORPORATE	(1,960)	(2,120)	(8)
123	(93)	375	(125)	ELIMINATIONS AND ADJUSTMENTS	30	(731)	(104)

3,972	3,835	3,827	0	CONSOLIDATED NET INCOME	7,807	9,372

(1)	The financial statements by business area and respective comments are presented starting on page 20.
(2)

In the International business area, the comparability between periods is influenced by exchange rate variation, considering that all operations are realized abroad, in dollars or in the currency of the countries in which each company is headquartered. Thus, significant variations can occur in reais because of exchange rate impacts.

(3)

The Result of Equity Income relative to the first half of 2003 was reclassified among the International segment and the group of corporate entities, from the gain or exchange rate loss in the conversion of company investments abroad, being treated now exclusively as a corporate result.

Result by Business Area

Petrobras is a company that operates in an integrated manner, with the majority of oil and gas production in the Exploration and Production area transferred to other areas of the Company.

The main criteria used in determining the results by business area are highlighted below:

a) Net operating revenues include revenues related to the sales made to external clients, plus the sales/transfers among business areas, using the internal transfer prices defined among the areas as reference prices.

b) Operating income includes net operating revenues, the cost of goods and services sold - which are determined by business area considering the internal transfer price - and the other operating costs of each area, as well as operating expenses, which include expenses effectively incurred in each area.

c) Assets: includes the assets identified with each area.

E&P - In 1H-2004, net income reported by the Exploration & Production business area was R$ 7.849 million, 12% lower than the net income reported in the same period of the previous year (R$ 8.869 million), due mainly to the R$ 1.222 million reduction in gross income, considering the 5% decrease in oil and NGL production, and the increase in production costs, despite the positive effects of higher international oil prices on the sales/transfer prices of domestic oil and the 7% increase in natural gas production.

This was partially offset by the R$ 93 million decrease in expenses related to prospecting and drilling, because of the smaller number of dry wells written off in this semester.

In 2Q-2004, the net income reported by the Exploration & Production business area was R$ 4.239 million, 17% higher than the net income reported in the previous quarter (R$ 3.610 million), principally because of the R$ 989 million growth in gross income, which reflected the increase in international oil prices and the 5% devaluation in the average rate of the real against the U.S. dollar on the sales/transfer prices of domestic oil, in spite of the 1% reduction in oil and NGL production.

This was partially offset by the R$ 135 million increase in financial expenses, principally due to the 7% devaluation of the final rate of the real against the U.S. dollar.

SUPPLY – In 1H-2004, the net income reported by the Supply business area was R$ 1.441 million, 47% less than the net income reported in the same period of the previous year (R$ 2.722 million), due principally to the R$ 1.238 million reduction in gross income, which was caused by the following factors:

  Decrease in the sales price of oil products in the domestic market, mainly because of the lower prices for gasoline, diesel oil and LPG in April 2003, which are responsible for approximately 70% of the volume of oil products sold in the domestic market;

  Reduction in export revenues from oil products, mainly due to the decrease in prices of fuel oil, reflecting the reduction in international prices for the product and, mainly, the 8% appreciation in the average rate of the real against the U.S. dollar;

  Increase in the cost to acquire oil and oil products, pressured by the increase in international prices;

  Lesser share of domestic oil in the load processed (75% in 1H-2004 and 81% in 1H-2003);

  Increase in the unit refining cost.

The reduction in gross income was partially offset by the 3% increase in volumes sold of oil products in the domestic market, mainly diesel oil, gasoline, naphtha and LPG, plus the reduction in the volume of oil products imported.

In 2Q-2004, the net income reported by the Supply business area was R$ 406 million, 61% less than the net income reported in the previous quarter (R$ 1.035 million), mainly due to the following factors:

  Increase of R$ 402 million in Other Operating Expenses, mailny due to the R$ 68 million increase with unscheduled stoppages at installations and with production equipment and to the loss of R$ 150 million from the hedge of oil and oil products imports and exports. Those losses with hedge are offset by the gains resulted from actual operations (revenues and cost of the sales);

  Decrease of R$ 208 million in gross income, impacted by the increase in the acquisition cost of oil and oil products, considering the higher international prices and the 5% devaluation in the average rate of the real against the U.S. dollar, and by the decreased share of domestic oil in the processed load (73% 2Q-2004 and 77% in 1Q-2004);

  These reductions in gross income were partially offset by the increase in volumes and average prices of commercialized oil products, both in the domestic and export markets.

GAS AND ENERGY – In 1H-2004, the Gas and Energy business area reported a loss of R$ 62 million, 86% lower than the R$ 458 million loss reported in the same period of the prior year.

The natural gas businesses generated net income of R$ 74 million in 1H-2004, 78% lower than the net income of R$ 332 million reported in the same period of the previous year, considering the following:

  Reduction in the average realization value of natural gas, arising from the effects of the decrease in fuel oil prices in the international market and the 8% appreciation in the average rate of the real to the U.S. dollar on the resale prices of Bolivian gas;

  Increase in the share of Bolivian gas in the sales mix, from 37% in 1H-2003 to 44% in 1H-2004;

  Net financial expenses in 1H-2004 were R$ 270 million, mainly due to the effects of the 8% devaluation in the final rate of the real against the U.S. dollar on indebtedness arised from construction of the Bolivia-Brazil pipeline. In 1H-2003, net financial revenues of R$ 424 million were reported, and considered the 19% appreciation in the final rate of the real against the U.S. dollar.

This was partly offset by the following:

Growth of 39% in the volume of natural gas sold, a result of the ongoing substitution to fuel oil by manufacturing industries and to gasoline for vehicle use, plus the increased supply to thermoelectric plants.

Reduction in the unit cost of importing Bolivian gas due to the 8% appreciation of the average rate of the real to the U.S. dollar, and the decrease in international fuel oil prices.

The energy businesses generated a loss of R$ 119 million in the first half of 2004, 85% lower than the loss of R$ 777 million reported in the same period of the prior year, when a complement for losses related to financial exposure in energy businesses in the amount of R$ 708 million was provisioned, as well as recognition of a R$ 330 million provision for adjustment to market value of the gas turbo-generators.

Despite this loss, energy revenues grew 222% as a result of the increase in commercialized electricity, due to the following:

  Contracts signed throughout 2002 and 2003, several of which mature in 1H-2004, with start of supply forecasted for the current year;

  Payment for Canoas thermoelectric plant throughout the half for the technical dispatch to guarantee energy supply to Rio Grande do Sul and the export of electricity to Uruguay (70 MW average) and to Argentina (500 MW average).

Of the total of R$ 1.479 million provisioned in December 2003 as losses related to financial exposure to energy businesses estimated for 2004, nearly 39% (R$ 575 million) was realized in 1H-2004.

In 2Q-2004, the Gas and Energy business area reported a loss of R$ 23 million, 41% less than the loss in the previous quarter (R$ 39 million), mainly caused by the following:

  Increase of R$ 220 million in gross income, mainly because of the export of electricity to Uruguay and Argentina.

  Gains of R$ 122 million from natural gas import hedge operations.

These impacts were partially offset by the R$ 74 million increase in net financial expenses, mainly considering the 7% devaluation in the final rate of the real against the U.S. dollar. In 1Q-2004, the devaluation was only 1%.

DISTRIBUTION – In 1H-2004, the Distribution business area reported net income of R$ 247 million, 22% higher than the net income reported in the same period of the previous year (R$ 203 million), mainly because of the R$ 181 million increase in gross income, highlighting the 5% increase in volumes of products sold and the reflex in the gross margin of commercialization,(10.2% in the 1H-2004 and 8.7% in the 1H-2003).

These impacts were partially offset by the R$ 114 million growth in sales, general and administrative expenses, mainly due to the need to complement the provision for doubtful debtors and the growth in product commercialization and distribution expenses.

The share of fuel oils in the distribution market in 1H-2004 was 32.3%, while it was 31.1% in the same period of the previous year.

In 2Q-2004, the Distribution business area reported net income of R$ 141 million, 33% higher than the net income reported in the previous quarter (R$ 106 million), mainly due to the R$ 16 million increase in gross income arising mainly from the 5% increase in volume of oil products sold, and to the decrease of R$ 27 million in the net financial expenses mainly to the effects of 7% devaluation in the final rate of the real against the U.S dollar over the accounts receivable. In 1Q-2004 the devaluation was only 4%.

Share in the fuel oil market remained stable (32.4% in 2Q-2004 and 32.1% in 1Q-2004).

INTERNATIONAL – In 1H-2004, the International business area reported net income of R$ 262 million (US$ 84 million), 70% less than the net income of R$ 887 million (US$ 309 million) reported in the same period of the prior year.

This reduction in net income is due mainly to the following factors:

  Net financial expenses of R$ 651 million in 1H-2004, particularly due to the devaluation of the Argentine peso and the real against the U.S. dollar, of 1% and 8%, respectively, and to the loss of R$ 298 million in operations with oil products made by PEPSA. In 1H-2003, net financial revenues of R$ 761 million were reported, mainly due to the appreciation of the Argentine peso and the real against the U.S. dollar, of 17% and 19%, respectively.

  Increase of R$ 243 million in operating expenses, mainly because of contractual losses on the tariffs charged for transport using the Ecuador oil pipeline (Ship or Pay) in the amount of R$ 105 million.

This was partially offset by the following:

  Growth of R$ 507 million in gross income, arised from the increase in international oil prices, from the elevated sales of Bolivian gas, and from the increased volume commercialized by PEPSA, as a consequence of the normalization of production in Venezuela, which was affected by strikes in 1H-2003;

  Income of R$ 168 million with shares in subsidiaries, mainly PEPSA’s connected companies.

In 2Q-2004, the International business area reported net income of R$ 105 million (US$ 30 million), 33% less than the net income of R$ 157 million (US$ 54 million) reported in 1Q-2004.

This drop in net income was caused by the R$ 223 million increase in net financial expenses, particularly noting the impacts of the devaluation on the final rates of the Argentine peso and the real on the U.S. dollar of 4% and 7%, respectively, on PEPSA’s liabilities exposed to the U.S. dollar, and to the R$ 162 million loss in operations with oil products made by PEPSA. In 1Q-2004, there was a 3% appreciation of the Argentine peso to the U.S. dollar, and a 1% devaluation in the final rate of the real to the U.S. dollar. Losses from oil by-product operations were R$ 128 million in 1Q-2004.

This impact was partially offset by the R$ 170 million increase in gross income, arising from the increase in price of oil products and in the volume of gas sold in Bolivia, and in the volume of oil and gas sold in Argentina.

CORPORATE – The Corporate units of the Petrobras group generated a loss of R$ 1.960 million in 1H-2004, 8% less than the loss reported in the same period of the prior year (R$ 2.120 million), mainly because of the behavior of the final rate of the real against the U.S. dollar, with an 8% devaluation in 1H-2004, and a 19% appreciation in 1H-2003, which generated a positive fluctuation (gain) of R$ 1.684 million in the exchange rate conversion of company investments abroad, which was partially offset by a negative fluctuation (increased expenses) of R$ 1.522 million in net corporate financial expenses

In 2Q-2004, the loss reported by the group of corporate entities was R$ 940 million, 8% lower than the loss reported in the prior quarter (R$ 1.020 million), mainly due to the R$ 227 million increase in the exchange rate conversion gain on company investments abroad, because of the 7% devaluation in the final rate of the real against the U.S. dollar. In 1Q-2004, the devaluation was only 1%.

This impact was partially offset by the R$ 215 million increase in tax expenses because of the entry into effect of the new calculation base of PASEP/COFINS, which now includes import of goods and services.

Consolidated Debt

	R$ Million
	6/30/2004	3/31/2004	Δ %	12/31/2003
Short-term Debt (1)	10,494	9,532	10	10,880
Long-term Debt (1)	51,698	50,456	2	49,618

Subtotal	62,192	59,988	4	60,498
Financial Resources Raised, Not Yet Applied to Projects (4)	2,984	2,801	7	3,293

Total	65,176	62,789	4	63,791
Net Debt (3)	43,206	38,085	13	34,684
Net Debt/(Net Debt + Stockholder Equity) (1)	43%	41%	2	41%
Total Net Liabilities (1) (2)	139,339	132,178	5	126,094
Capital Structure
(Third Parties Net / Total Liabilities Net)	59%	59%	-	61%

(1)

Includes debt contracted by special purpose entities through which Petrobras structured project finance (R$ 11.522 million on June 30, 2004, R$ 10.666 million on March 31, 2004, and R$ 9.975 million on December 31, 2003), plus the advance by undertakings in consortiums (R$ 3.786 million on June 30, 2004, R$ 3.215 million on March 31, 2004, and R$ 3.438 million on December 31, 2003), and debt contracted through leasing contracts (R$ 5.089 million on June 30, 2004, R$ 5.066 million on March 31, 2004, and R$ 4.837 million on December 31, 2003).

(2)	Total net liabilities of cash/cash equivalents.
(3)

Debt net of Junior Notes raised by PIFCO (In May, 2004, the bonds raised by PIFCO were already compensated in the debt amount On March 31, 2004. On March 31, 2004, the Junior Notes were worth R$ 873 million, equivalent to US$ 298 million).

(4)	Considers consolidation of the financing raised by special purpose entities that still do not represent resources applied to investment projects.

Net debt of the Petrobras group on June 30, 2004, rose 13% over March 31, 2004, mainly because of the reduction of availabilities in the Petrobras group, due to the payment in May 2004 of the dividend complement referring to fiscal year 2003, in the amount of R$ 2.358 million, plus the impact on financing indexed to foreign currency, and depreciation of the real against the U.S. dollar in the period (U$1 = R$ 3,1075 on June 30, 2004, compared to U$1 = R$ 2,9086 on March 31, 2004).

The Company has been working to lengthen its debt profile, contracting long-term operations and simultaneously liquidating short-term operations. The capital structure represented by third parties reached 59% on June 30, 2004, and remained stable in comparison to March 31, 2004.

Consolidated Investments

Petrobras, fulfilling the goals outlined in its strategic plan, continues prioritizing investments towards developing its oil and natural gas production capacity through its own investments and the structuring of undertakings with partners. In the first half of 2004, total investments were R$ 8.555 million (excluding amounts invested via off-balance sheet SPEs, which totalled approximately R$ 389 million, equivalent to US$ 125 million in 1H-2004), and representing a 4% reduction in resources applied in the same period of 2003.

R$ Million
	First Half
	2004	%	2003	%	Δ %
• Own Investments	8,208	96	7,743	87	6

Exploration & Production	5,165	60	4,315	48	20
Supply	1,723	20	1,813	20	(5)
Gas and Energy	102	1	208	2	(51)
International	861	10	1,065	12	(19)
Distribution	141	2	160	2	(12)
Corporate	216	3	182	3	19
• Ventures under Negotiation	232	3	895	10	(74)

• Structured Projects	115	1	272	3	(58)

Exploration & Production	115	1	272	3	(58)
Espadarte/Marimbá/Voador	17	-	29	-	(41)
Cabiúnas	45	1	31	-	45
Marlim / Nova Marlim Petróleo	13	-	178	3	(93)
Others	40	-	34	-	18

Total Investments	8,555 *	100	8,910	100	(4)

*	In addition to this amount, approximately R$ 389 million was invested, equivalent to US$ 125 million, through SPE's as mentioned above.

	First Half
	2004	%	2003	%	Δ %

International	861	100	1,065	100	(19)

Exploration & Production	721	84	792	74	(9)

Supply	17	2	141	13	(88)
Gas and Energy	41	5	81	8	-
Distribution	17	2	17	2	-
Others	65	7	34	3	-

Total Investments	861	100	1,065	100	(19)

  In the first half of 2004, 70% of own investments in the country were slated to exploration and production activities.

  In line with its objectives to increase production, the Company signed 70 joint venture contracts to invest in exploration activities and in the development of production in the areas in which Petrobras has already made commercial discoveries. Of that total, 20 blocks were wholly returned to the National Petroleum Agency, and 3 blocks were only partially returned, with a consequent delay of the period for exploratory investigation in the retained areas. Additionally, a consortium was dissolved, and Petrobras retained all the concession rights to the block. Currently, there are 49 joint venture contracts in effect, with investments projected on the order of US$ 4,950 million.

Petrobras group	Financial Statements

Consolidated Income Statements

R$ Million
	Second Quarter			First Half
1Q-2004	2004	2003		2004	2003
32,654	37,602	32,471	Gross Operating Revenues	70,256	65,836
(9,442)	(10,379)	(9,080)	Sales Deductions	(19,821)	(17,945)

23,212	27,223	23,391	Net Operating Revenues	50,435	47,891
(12,891)	(16,140)	(13,172)	Cost of Goods Sold	(29,031)	(25,652)

10,321	11,083	10,219	Gross Profit	21,404	22,239
			Operating Expenses
(1,721)	(1,971)	(1,624)	Sales, General & Administrative	(3,692)	(3,185)
(372)	(253)	(409)	Cost of Prospecting, Drilling & Lifting	(625)	(636)
(138)	(180)	(126)	Research & Development	(318)	(266)
(279)	(507)	(238)	Taxes	(786)	(473)
(614)	(1,036)	(1,208)	Other	(1,650)	(2,574)
			Net Financial Expenses
459	1,022	(215)	Income	1,481	559
(1,070)	(1,320)	(948)	Expenses	(2,390)	(1,588)
3	727	(1,303)	Monetary & FX Correction - Assets	730	(1,440)
(122)	(1,644)	4,001	Monetary & FX Correction - Liabilities	(1,766)	4,707

(730)	(1,215)	1,535		(1,945)	2,238

(3,854)	(5,162)	(2,070)		(9,016)	(4,896)
143	314	(1,233)	Gains from Investments in Subsidiaries	457	(1,322)

6,610	6,235	6,916	Operating Profit	12,845	16,021
-	-	(153)	Balance Sheet Monetary Correction	-	(137)
(130)	(135)	(182)	Non-operating Income (Expenses)	(265)	(238)
(2,381)	(2,328)	(2,130)	Income Tax & Social Contribution	(4,709)	(5,444)
(127)	63	(624)	Minority Interest	(64)	(830)

3,972	3,835	3,827	Net Income	7,807	9,372

Balance Sheet – Consolidated

Assets	R$ Million

	6/30/2004	3/31/2004
Current Assets	49,472	49,040

Cash and Cash Equivalents	18,986	21,030
Accounts Receivable	10,052	9,079
Inventories	13,232	11,991
Other	7,202	6,940

Non-current Assets	17,445	17,849

Petroleum & Alcohol Account	750	692
Ventures under Negotiation	971	889
Advances to Suppliers	1,069	1,010
Marketable Securities	647	648
Investments in Companies that can be Privatized	224	244
Deferred Taxes and Social Contribution	2,077	1,980
Advance for Pension Plan Migration	1,269	1,222
Prepaid Expenses	1,045	1,051
Accounts Receivable	3,571	3,025
Judicial Deposits	1,451	1,394
Other	4,371	5,694
Fixed Assets	74,797	70,587

Investments	2,085	2,075
Property, Plant & Equipment	71,987	67,873
Deferred	725	639

Total Assets	141,714	137,476

Liabilities	R$ Million

	6/30/2004	3/31/2004
Current Liabilities	31,776	32,722

Short-term Debt	6,705	6,295
Suppliers	8,056	7,601
Taxes and Social Contribution Payable	8,006	7,696
Project Finance and Joint Ventures	1,751	1,640
Pension Fund Obligations	385	338
Dividends	28	2,367
Other	6,845	6,785
Long-term Liabilities	50,325	49,221

Long-term Debt	35,090	34,746
Pension Fund Obligations	603	549
Health Care Benefits	5,101	4,842
Deferred Taxes and Social Contribution	6,743	6,108
Other	2,788	2,976
Provision for Future Earnings	559	310
Minority Interest	1,858	1,863

Shareholders’ Equity	57,196	53,360

Capital Stock	33,235	33,235
Reserves	16,154	16,153

Net Income	7,807	3,972

Total Liabilities	141,714	137,476

Cash Flow Statement – Consolidated

R$ Million
	Second Quarter			First Half
1Q-2004	2004	2003		2004	2003
3,972	3,835	3,827	Net Income (Loss)	7,807	9,372
1,033	3,062	1,797	(+) Adjustments	4,095	3,472

1,412	1,616	1,427	Depreciation & Amortization	3,028	2,344
(3)	(57)	(8)	Petroleum & Alcohol Account	(60)	(33)
661	2,973	(4,200)	Charges on Financing and Connected Companies	3,634	(4,213)
(127)	191	624	Minority interest	64	830
(143)	(314)	1,233	Result of Participation in Material Investments	(457)	1,322
657	417	770	Deferred Income Tax and Social Contribution	1,074	935
(1,596)	(1,241)	2,227	Inventory Variation	(2,837)	452
646	453	(782)	Supplier Variation	1,099	(1,161)
(474)	(976)	507	Other Adjustments	(1,450)	2,996

5,005	6,897	5,624	(=) Cash Generated by Operating Activities	11,902	12,844

3,733	4,727	4,975	(-) Cash Used for Cap.Expend.	8,460	8,647

2,379	3,115	2,600	Investment in E&P	5,494	5,182
635	1,082	1,370	Investment in Refining & Transport	1,717	2,008
215	152	108	Investment in Gas and Energy	367	205
263	(205)	549	Project Finance	58	679
(27)	(40)	(14)	Dividends	(67)	(31)
268	623	362	Other Investments	891	604

1,272	2,170	649	(=) Net Cash Flow	3,442	4,197
5,195	4,214	(462)	(-) Cash Used in Financing Activities	9,409	(250)
2,129	1,847	(2,163)	Financing	3,976	(2,953)
3,066	2,367	1,701	Dividends	5,433	2,703
(3,923)	(2,044)	1,111	(=) Cash Generated in the Period	(5,967)	4,447

24,953	21,030	15,211	Cash at the Beginning of Period	24,953	11,875
21,030	18,986	16,322	Cash at the End of Period	18,986	16,322

Added Value Statement – Consolidated

	R$ Million
	First Half
	2004	2003
Description
Sales of Products and Services and Non-operating Revenues	70,204	65,841
Raw Materials Used	(6,451)	(2,675)
Products for Resale	(9,920)	(8,576)
Materials, Energy, Services & Others	(7,100)	(9,557)

Value Added Generated	46,733	45,033

Depreciation & Amortization	(3,028)	(2,344)
Part. in Associated Companies, Goodwill & Negative Goodwill	457	(1,322)
Financial Income	2,212	(880)
Balance Sheet Monetary Correction	-	(137)

Total Value Added to be Distributed	46,374	40,350

Distribution of Value Added
Personnel
Salaries, Benefits and Charges	2,955	2,366
Participation	-	-

	2,955	2,366

Government Entities
Taxes, Fees and Contributions	22,776	22,024
Government Participation	4,971	5,162
Deferred Income Tax & Social Contribution	1,074	535

	28,821	27,721

Financial Institutions and Suppliers
Financial Expenses, Interest, Rent & Freight	6,727	61

Shareholders
Retained Earnings	7,807	9,372

	7,807	9,372

Minority Interest	64	830

Value Added Distributed	7,871	10,202

Consolidated Result by Business Area - June 30, 2004

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

INCOME STATEMENTS

Net Operating Revenues	25,299	37,647	2,659	12,218	6,461	-	(33,849)	50,435

Intersegments	21,858	10,552	459	219	761	-	(33,849)	-
Third Parties	3,441	27,095	2,200	11,999	5,700	-	-	50,435
Cost of Goods Sold	(11,868)	(33,413)	(2,042)	(10,972)	(4,493)	-	33,757	(29,031)

Gross Profit	13,431	4,234	617	1,246	1,968	-	(92)	21,404
Operating Expenses	(1,214)	(2,050)	(213)	(825)	(778)	(2,247)	256	(7,071)
Sales, General & Administrative	(313)	(1,312)	(232)	(722)	(563)	(751)	201	(3,692)
Taxes	-	(43)	(21)	(76)	(56)	(590)	-	(786)
Exploration, Drilling and Lifting Costs	(489)	-	-	-	(136)	-	-	(625)
Research & Development	(144)	(71)	(10)	(5)	(1)	(87)	-	(318)
Others	(268)	(624)	50	(22)	(22)	(819)	55	(1,650)

Operating Profit (Loss)	12,217	2,184	404	421	1,190	(2,247)	164	14,333
Interest Income (Expenses)	(239)	(88)	(306)	(35)	(651)	(500)	(126)	(1,945)
Gains from Investment in Subsidiaries	-	64	46	-	(26)	373	-	457
Balance Sheet Monetary Correction	-	-	-	-	-	-	-	-
Non-operating Income (Expense)	(111)	3	(127)	(2)	(23)	(5)	-	(265)

Income (Loss) before Taxes and Minority Interests	11,867	2,163	17	384	490	(2,379)	38	12,580
Income Tax & Social Contribution	(4,018)	(707)	(143)	(137)	(115)	419	(8)	(4,709)
Minority Interests	-	(15)	64	-	(113)	-	-	(64)

Net Income (Loss)	7,849	1,441	(62)	247	262	(1,960)	30	7,807

Consolidated Result by Business Area - June 30, 2003

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

INCOME STATEMENTS

Net Operating Revenues	25,862	36,843	2,156	12,289	4,505	-	(33,764)	47,891

Intersegments	22,195	10,582	328	200	459	-	(33,764)
Third Parties	3,667	26,261	1,828	12,089	4,046	-	-	47,891
Cost of Goods Sold	(11,209)	(31,371)	(1,356)	(11,224)	(3,044)	-	32,552	(25,652)

Gross Profit	14,653	5,472	800	1,065	1,461	-	(1,212)	22,239
Operating Expenses	(1,247)	(1,709)	(1,463)	(640)	(535)	(1,660)	120	(7,134)
Sales, General & Administrative	(205)	(1,099)	(273)	(608)	(463)	(657)	120	(3,185)
Taxes	-	(43)	(8)	(75)	(22)	(325)	-	(473)
Exploration, Drilling and Lifting Costs	(582)	-	-	-	(54)	-	-	(636)
Research & Development	(132)	(53)	(18)	-	-	(63)	-	(266)
Others	(328)	(514)	(1,164)	43	4	(615)	-	(2,574)

Operating Profit (Loss)	13,406	3,763	(663)	425	926	(1,660)	(1,092)	15,105
Interest Income (Expenses)	85	194	297	(121)	761	1,022	-	2,238
Gains from Investment in Subsidiaries (1)	-	166	17	-	(194)	(1,311)	-	(1,322)
Balance Sheet Monetary Correction	-	-	-	-	(137)	-	-	(137)
Non-operating Income (Expense)	(19)	(54)	1	(3)	(173)	10	-	(238)

Income (Loss) before Taxes and Minority Interests	13,472	4,069	(348)	301	1,183	(1,939)	(1,092)	15,646
Income Tax & Social Contribution	(4,603)	(1,293)	486	(97)	(117)	(181)	361	(5,444)
Minority Interests	-	(54)	(596)	(1)	(179)		-	(830)

Net Income (Loss)	8,869	2,722	(458)	203	887	(2,100)	(731)	9,372

(1)

The Result of Equity Income relative to the first half of 2003 was reclassified among the International segment and the group of corporate entities relative to the foreign exchange gain or loss on the conversion of company investments abroad, and is being treated exclusively as a corporate result.

Statement of Other Expenses/Operating Revenues June 30, 2004

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Expenses related to Health Plan and Pension - Retirees and Pensioners						(640)		(640)
Institutional Relations and Cultural Projects		(3)		(33)		(219)		(255)
Unscheduled stoppages at Installations and Production Equipment	(85)	(160)					55	(190)
Contractual losses with transport services - Ship or Pay			(8)		(105)			(113)
Undue Tax		(94)						(94)
Losses and Contingencies related to Legal Procedures	(20)	(20)	(1)			(4)		(45)
Result from Hedge Operations		(150)	122					(28)
Rent Revenues				19				19

Others	(163)	(197)	(63)	(8)	83	44		(304)

	(268)	(624)	50	(22)	(22)	(819)	55	(1,650)

Statement of Other Expenses/Operating Revenues June 30, 2003

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Losses from Financial Exposure with Thermoelectric Plants			(708)					(708)
Expenses related to Health Plan and Pension - Retirees and Pensioners						(418)		(418)
Adjustment of Market Value of Turbines for Thermoelectric Plants			(330)					(330)
Unscheduled stoppages at Installations and Production equipment	(156)	(112)						(268)
Losses and Contingencies related to Legal Procedures	(11)	(75)				(85)		(171)
Institutional Relations and Cultural Projects		(1)				(123)		(124)
Delisting of P-34	(88)							(88)
Expenses with Transport of Oil and By-products - Previous Years		(88)						(88)
Losses with Alcohol Stocks - Previous Years		(73)						(73)
Result from Hedge Operations		(71)						(71)
Production Cost - Previous Years	(33)							(33)
Rent Revenues				23				23

Others	(40)	(94)	(126)	20	4	11		(225)

	(328)	(514)	(1,164)	43	4	(615)	-	(2,574)

Consolidated Assets by Business Segment - June 30, 2004

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

ASSETS	43,295	33,814	13,575	5,968	24,097	38,861	(17,896)	141,714

CURRENT ASSETS	4,306	18,061	2,713	3,784	6,377	19,949	(5,718)	49,472

CASH AND CASH EQUIVALENTS	7	1,134	370	94	1,532	15,849	-	18,986
OTHERS	4,299	16,927	2,343	3,690	4,845	4,100	(5,718)	30,486
NON-CURRENT ASSETS	5,767	1,334	3,310	738	830	17,194	(11,728)	17,445

PETROLEUM AND ALCOHOL ACCT.	-	-	-	-	-	750	-	750
MARKETABLE SECURITIES	520	5	1	1	1	119	-	647
OTHERS	5,247	1,329	3,309	737	829	16,325	(11,728)	16,048
FIXED ASSETS	33,222	14,419	7,552	1,446	16,890	1,718	(450)	74,797

Consolidated Assets by Business Segment - March 31, 2004

	R$ Million

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

ASSETS	40,250	31,858	12,749	5,748	22,945	39,847	(15,921)	137,476

CURRENT ASSETS	3,948	16,760	2,314	3,572	5,747	21,584	(4,885)	49,040

CASH AND CASH EQUIVALENTS	3	1,656	396	67	1,398	17,510	-	21,030
OTHERS	3,945	15,104	1,918	3,505	4,349	4,074	(4,885)	28,010
NON-CURRENT ASSETS	5,708	1,387	3,106	775	836	16,665	(10,628)	17,849

PETROLEUM AND ALCOHOL ACCT.	-	-	-	-	-	692	-	692
MARKETABLE SECURITIES	521	5	2	2	-	118	-	648
OTHERS	5,187	1,382	3,104	773	836	15,855	(10,628)	16,509
FIXED ASSETS	30,594	13,711	7,329	1,401	16,362	1,598	(408)	70,587

Consolidated Results – International Business Area - June 30, 2004

	R$ Million INTERNATIONAL

	E&P	SUPPLY	DISTRIB.	G&E	CORPOR.	ELIMIN.	TOTAL

INTERNATIONAL AREA

ASSETS	14,249	3,620	5,121	617	7,187	(6,697)	24,097

Income Statement

Net Operating Revenues	2,645	3,950	1,111	1,335	49	(2,629)	6,461

Intersegments	1,558	1,635	182	15	-	(2,629)	761
Third Parties	1,087	2,315	929	1,320	49	-	5,700

Operating Profit (Loss)	1,067	217	252	(128)	(185)	(33)	1,190

Net Income (Loss)	427	181	189	(87)	(415)	(33)	262

Consolidated Results – International Business Area

	R$ Million INTERNATIONAL

	E&P	SUPPLY	DISTRIB.	G&E	CORPOR.	ELIMIN.	TOTAL

INTERNATIONAL AREA

ASSETS (03.31.2004)	13,820	3,352	4,762	585	6,650	(6,224)	22,945

Income Statement (06.30.03)

Net Operating Revenues	2,105	2,665	617	947	44	(1,873)	4,505

Intersegments	1,123	1,102	107	-	-	(1,873)	459
Third Parties	982	1,563	510	947	44	-	4,046

Operating Profit (Loss)	864	110	133	-	(163)	(18)	926

Net Income (Loss) (1)	219	38	222	(46)	480	(26)	887

(1)	The Result of Equity Income relative to the first half of 2003 was reclassified among the International segment and the group of corporate entities relative to the foreign exchange gain or loss on the conversion of company investments abroad, and is being treated exclusively as a corporate result.

Petrobras Group	Appendices

1. Changes in Oil and Alcohol Accounts

R$ Million
	Second Quarter			First Half
1Q-2004	2004	2003		2004	2003
689	692	668	Initial Balance	689	644
-	4	-	Reimbursement to 3rd Parties	4	16
3	4	9	Intercompany Lending Charges	7	17
-	50	-	Regularization - GTI*	50	-

692	750	677	Final Balance	750	677

* GOVERNMENTAL AUDIT WORK GROUP

As the Company has been constantly divulging explanatory notes to the annual and quarterly financial statements, the Governmental Audit presented the final report on June 23, 2004, confirming and certifying the amount due on the oil and alcohol accounts as R$ 748 million, referring to the period from July 1, 1998 to December 31, 2001. On June 30, 2004, the amount of the accounts was R$ 749 million, with R$ 1 million of that referring to monetary restatement in the month of June 2004.

According to the Provisory Measure Number 123, dated June 26, 2003, converted into Law Number 10,742, dated October 6, 2003, the rectification of accounts with the Government should have occurred by June 30, 2004. Petrobras has been maintaining ongoing contact with the National Secretary of the Treasury - STN, endeavoring to equalize the gaps between the parties, with the objective of concluding the rectification of accounts, according to the Provisory Measure Number 2,181-45, dated August 24, 2001.

On June 30, 2004, there were 138,791 National Treasury Shares – Series H (NTN-H), in the amount of R$ 173 million issued in favor of Petrobras, with the purpose of guaranteeing payment of the amount due on the oil, oil by-product and alcohol accounts, which amount was less than that of the accounts. On July 2, 2004, the Government effected a deposit in the amount of R$ 173 million corresponding to the NTNs-H, as they had expired, in partial guarantee of the amount of the accounts, of which R$ 8 million was made available to Petrobras and the remaining amount of R$ 165 million is in an open account, in favor of the Company, as a blocked deposit linked to the STN order. The remaining amount may be paid as follows:

  Issue of National Treasury Shares, in an amount equal to the final amount of the account rectification;

  Liquidation of the amount of the oil and alcohol accounts, on the date of account rectification, with other amounts that Petrobras may by chance owe the Federal Government, including taxes: or

  A combination of the foregoing options.

2. Analysis of Consolidated Gross Margin

NET OPERATING REVENUES – 2Q04/1Q04 VARIATION
MAIN IMPACTS

R$ Million

	Holding	Consolidated

. Effect of FX conversion on net operating revenues relative to international businesses, after elimination from Consolidated results	-	483
. Effect of sales prices on the domestic market	572	593
. Effect of volumes sold on the domestic market	802	832
. Effect of prices on export revenues	438	438
. Effect of volumes sold on export revenues	570	570
. Effect of prices and volumes sold on international sales		1,260
. Others	27	(165)

. Total	2,409	4,011

CPV - 2Q04/1Q04 - VARIATION
MAIN IMPACTS

R$ Million

	Holding	Consolidated

. Effect of FX conversion on cost of sales relative to international businesses, after elimination from consolidated results		405
. Effect of the exchange rate, international prices and petroleum production on third-party participation in consortiums and project finance on the CPV of Petrobras	118	118
. Effect of the exchange rate, international prices and petroleum production on Government Participation on the CPV of PETROBRAS	120	120
. Impact of oil and by-product imports on the CPV (volume x price)	987	1,564
. Effect of costs on international sales (volume and unit cost)		551
. Impact of volumes sold (domestic and export markets) on the CPV	723	723
. Others	(131)	(232)

. Total	1,817	3,249

3. Consolidated Taxes and Contributions

Petrobras' economic contribution to the country, measured by the generation of taxes, duties and social contributions totaled R$ 20.767 million in 1H-2004, a 2% reduction in comparison to 1H-2003.

R$ Million
	Second Quarter				First Half
1Q-2004	2004	2003	Δ %		2004	2003	Δ %
				Economic Contribution - Country
3,021	3,449	3,261	6	Value Added Tax (ICMS)	6,470	6,537	(1)
2,029	1,871	1,633	15	CIDE (1)	3,900	3,354	16
2,774	3,567	2,572	39	PASEP/COFINS	6,341	5,301	20
1,616	1,687	2,101	(20)	Income Tax & Social Contribution	3,302	5,405	(39)
384	369	136	171	Others	753	545	38

9,824	10,943	9,703	13	Subtotal	20,767	21,142	(2)

907	1,102	690	60	Economic Contribution - Foreign	2,009	882	128

10,731	12,045	10,393	16	Total	22,776	22,024	3

(1)	CIDE – CONTRIBUTION OF INTERVENTION IN ECONOMIC DOMAIN.

4. Government Participation

R$ Million
	Second Quarter				First Half
1Q-2004	2004	2003	Δ %		2004	2003	Δ %
				Country
1,109	1,121	966	16	Royalties	2,230	2,254	(1)
1,050	1,362	1,059	29	Special Participation	2,412	2,632	(8)
17	26	33	(21)	Surface Rental Fees	43	50	(14)

2,176	2,509	2,058	22	Subtotal	4,685	4,936	(5)

125	161	197	(15)	Foreign	286	226	27

2,301	2,670	2,255	18	Total	4,971	5,162	(4)

Government participation in the country dropped 5% in 1H-2004 in relation to the same period in 2003, basically due to the reduced production of oil and gas.

5. Reconciliation of the Result of Consolidated Net Equity

	R$ Million

	Shareholders' Equity	Result

. According to Petrobras information as of June 30, 2004	59,968	8,429
. Profit in the sales of products in affiliated inventories	(184)	(184)
. Reversal of profits on inventory in previous years		163
. Capitalized interest	(706)	(45)
. Partial reversal (absorption) of the controlled's negative Shareholders' Equity *	(1,301)	(259)
. Other write-offs	(581)	(297)

. According to consolidated information as of June 30, 2004	57,196	7,807

*
According to the CVM Instruction Number 247/96 and the OFFICIAL CIRCULAR/CVM/SNC/SEP/ Number 04/96, the losses that are considered to be of a non-permanent type (temporary) on investments evaluated by the equity income method, whose invested companies do not present signs of paralysis or need for financial help from the investor, should be limited to the value of the controlling company's investment. Therefore, the losses occasioned by unfunded liabilities (negative net equity) of controlled companies did not affect the result and the net equity of Petrobras in 1H-2004, generating a conciliatory item between the Financial Statements of Petrobras and the Consolidated Financial Statements.

6. Petrobras Share and ADR Activity

Nominal Valuation
	Second Quarter			First Half
1Q-2004	2004	2003		2004	2003
15.52%	-11.79%	9.47%	Petrobras ON	1.90%	5.30%
11.91%	-9.58%	9.70%	Petrobras PN	1.19%	9.70%
14.57%	-16.21%	30.43%	ADR- Nível III - ON	-4.00%	36.26%
10.80%	-14.69%	29.07%	ADR- Nível III - PN	-5.48%	32.54%
0.42%	-4.49%	15.07%	IBOVESPA	-4.89%	15.12%
0.92%	0.75%	12.43%	DOW JONES	-0.18%	7.72%
0.46%	2.69%	21.00%	NASDAQ	2.22%	21.51%

The equity value of a Petrobras share on June 30, 2004 , was R$ 54,69.

7. Exchange Rate Exposure

The exchange rate exposure of the Petrobras group is measured as shown in the following table:

Assets	R$ Million

	6/30/2004	3/31/2004

Current Assets	14,541	16,839

Cash and Cash Equivalents	5,231	8,567
Other Current Assets	9,310	8,272

Non-current Assets	2,961	3,689

Fixed Assets	24,108	22,786

Investments	1,247	1,200
Fixed Assets	22,811	21,547
Other Permanent Assets	50	39

Total Assets	41,610	43,314

Liabilities	R$ Million

	6/30/2004	3/31/2004

Current Liabilities	13,272	12,814

Short-term Debt	6,138	5,761
Suppliers	5,411	5,217
Other Current Liabilities	1,723	1,836

Long-term Liabilities	33,181	33,174

Long-term Debt	30,981	31,017
Other	2,200	2,157

Total Liabilities	46,453	45,988

Net Liabilities in Reais	(4,843)	(2,674)

Net Liabilities in US$ (1)	(1,558)	(919)

(1)	Considers the conversion of the value in reais by the dollar sell rate on the last day of the period (June 30, 2004 – R$ 3,1075 and R$ 2,9086 on March 31, 2004).

Petrobras group	Financial Statements

Income Statements– Holding Company

R$ Million
	Second Quarter			First Half
1Q-2004	2004	2003		2004	2003
25,746	28,722	25,691	Gross Operating Revenues	54,468	54,307
(7,548)	(8,115)	(7,343)	Sales Deductions	(15,663)	(15,025)

18,198	20,607	18,348	Net Operating Revenues	38,805	39,282
(9,709)	(11,526)	(10,267)	Cost of Goods Sold	(21,235)	(20,489)

8,489	9,081	8,081	Gross Profit	17,570	18,793
			Operating Expenses
(1,077)	(1,260)	(1,058)	Sales, General & Administrative	(2,337)	(2,158)
(270)	(219)	(375)	Cost of Prospecting, Drilling & Lifting	(489)	(583)
(136)	(178)	(126)	Research & Development	(314)	(266)
(188)	(402)	(165)	Taxes	(590)	(325)
(761)	(1,221)	(1,302)	Others	(1,982)	(2,908)
			Net Financial Expense
470	1,068	(79)	Income	1,538	769
(538)	(521)	(492)	Expense	(1,059)	(955)
310	2,085	(3,844)	Monetary & Foreign Exchange Correction - Assets	2,395	(5,192)
(423)	(2,476)	4,725	Monetary & Foreign Exchange Correction - Liabilities	(2,899)	6,239

(181)	156	310		(25)	861
464	683	(110)	Gains from Investment in Subsidiaries	1,147	385

6,340	6,640	5,255	Operating Profit	12,980	13,799
(120)	(136)	(17)	Non-operating Income (Expense)	(256)	(45)
(2,173)	(2,122)	(1,954)	Income Tax & Social Contribution	(4,295)	(4,941)

4,047	4,382	3,284	Net Income (Loss)	8,429	8,813

Balance Sheet– Holding Company

Assets	R$ Million
	Jun. 30, 2004	Mar. 31, 2004

Current Assets	39,152	37,763

Cash and Cash Equivalents	15,596	17,124
Accounts Receivable	8,249	6,076
Inventories	10,817	9,653
Others	4,490	4,910

Non-current Assets	39,132	32,696

Petroleum & Alcohol Account	749	692
Subsidiaries, Controlled Companies and Affiliates	28,525	21,991
Ventures under Negotiation	1,750	1,624
Advances to Suppliers	1,069	1,010
Advance for Pension Plan Migration	1,269	1,222
Deferred Taxes and Social Contribution	852	841
Others	4,918	5,316

Fixed Assets	51,938	48,863

Investments	13,315	12,317
Property, Plant & Equipment	38,262	36,221
Deferred	361	325

Total Assets	130,222	119,322

Liabilities	R$ Million
	Jun. 30, 2004	Mar. 31, 2004

Current Liabilities	43,882	38,621

Short-term Debt	1,940	1,887
Suppliers	25,495	18,492
Taxes & Social Contribution Payable	7,152	6,813
Dividends	27	2,363
Project Finance and Joint Ventures	3,770	3,659
Pension Fund Obligations	357	312
Others	5,141	5,095

Long-term Liabilities	26,372	25,127

Long-term Debt	9,863	9,529
Subsidiaries & Controlled Companies	4,198	4,093
Pension Fund Obligations	527	488
Health Care Benefits	4,717	4,476
Deferred Taxes & Social Contribution	5,012	4,508
Others	2,055	2,033

Shareholders' Equity	59,968	55,574

Capital Stock	33,235	33,235
Reserves	18,304	18,292
Net Income of the Period	8,429	4,047

Total Liabilities	130,222	119,322

Cash Flow Statement – Holding Company

R$ Million
	Second Quarter			First Half
1Q-2004	2004	2003		2004	2003
4,047	4,382	3,284	Net Income (Loss)	8,429	8,813
(3,492)	5,643	(795)	(+) Adjustments	2,151	550

762	884	712	Depreciation & Amortization	1,646	1,298
(3)	(57)	(8)	Petroleum & Alcohol Account	(60)	(33)
(1,808)	4,622	(3,014)	Supply of Oil and Oil By-products Abroad	2,814	(2,778)
(219)	(633)	716	Charges on Financing and Affiliated Companies	(852)	1,210
(2,224)	827	799	Other Adjustments	(1,397)	853
555	10,025	2,489	(=) Cash Generated by Operating Activities	10,580	9,363
2,572	2,512	3,114	(-) Cash used for Cap. Expenditures	5,084	5,377

1,543	2,297	1,746	Investment in E&P	3,840	3,442
607	732	805	Investment in Refining & Transport	1,339	1,407
18	24	(30)	Investment in Gas and Energy	42	46
263	(161)	543	Structured Projects Net of Advance	102	667
-	(560)	(207)	Dividends	(560)	(504)
141	180	257	Other Investments	321	319

(2,017)	7,513	(625)	(=) Net Cash Flow	5,496	3,986
1,082	9,041	(1,589)	(-) Cash Used in Financing Activities	10,123	(831)

(3,099)	(1,528)	964	(=) Cash Generated in the Period	(4,627)	4,817

20,223	17,124	11,774	Cash at the Beginning of Period	20,223	7,921
17,124	15,596	12,738	Cash at the End of Period	15,596	12,738

Added Value Statement – Holding Company

	R$ Million
	First Half
Description	2004	2003
Gross Operating Revenue from Sales & Services	54,458	54,319
Raw Materials Used	(6,759)	(3,894)
Products for Resale	(2,038)	(2,585)
Materials, Energy, Services & Others	(6,075)	(8,573)

Value Added Generated	39,586	39,267

Depreciation & Amortization	(1,646)	(1,298)
Participation in Associated Companies	1,147	385
Financial Income Net	2,060	(230)

Total Distributable Value Added	41,147	38,124

Distribution of Value Added
Personnel
Salaries, Benefits and Charges	2,151	1,712
Government Entities
Taxes, Fees and Contributions	19,776	20,358
Government Participation	4,685	4,936
Deferred Income Tax & Social Contribution	1,241	467

	25,702	25,761
Financial Institutions and Suppliers
Financial Expenses, Interest, Rent & Freight	4,865	1,838

Shareholders
Dividends	-	-
Net Income of the Period	8,429	8,813

	8,429	8,813

Petrobras S.A.

http: //www.petrobras.com.br/ri/english

For more information, please contact:

PETRÓLEO BRASILEIRO S.A – Petrobras
 Investor Relations
Raul Adalberto de Campos – Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 401-E
20031-912 – Rio de Janeiro, RJ
Telephone: (55-21) 2534-1510 / 9947
0800-282-1540

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2004

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.